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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14040703

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III
FACING PAGE

SEC FILE NUMBER
8-201

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Cantor Fitzgerald & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Barnard — 212-829-4934
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02).

AFFIRMATION

I, Douglas Barnard, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2013, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

BINYOMIN KAPLAN
Notary Public, State of New York
No. 02KA6054207
Qualified in Rockland County
Commission Expires January 29, 20 15

Cantor Fitzgerald & Co.

Table of contents

This report ** contains (check all applicable boxes): Page

☑ (a) Facing Page.
☑ (b) An Oath or Affirmation.
☑ (c) Report of Independent Registered Public Accounting Firm. 1
☑ (d) Statement of Financial Condition. 3
☐ (e) Statement of Operations.
☐ (f) Statement of Cash Flows.
☐ (g) Statement of Changes in Partners' Capital.
☐ (h) Statement of Changes in Subordinated Borrowings.
☑ (i) Notes to Statement of Financial Condition. 4
☐ (j) Computation of Net Capital (Alternative Method) for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
☐ (k) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
☐ (l) Computation for Determination of PAIB Reserve Requirements for Brokers and Dealers
☐ (m) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (n) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable).
( ) (o) A Reconciliation Between the Audited and Unaudited Statement of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
( ) (p) A Copy of the SIPC Supplemental Report (Not Required).
☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
☐ (r) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.
( ) (s) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Option Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (Not Applicable).
☐ (t) Supplementary Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Partners of
Cantor Fitzgerald & Co.:

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in a financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co., as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2014

Cantor Fitzgerald & Co.

Statement of Financial Condition

December 31, 2013
(In Thousands)

Assets		
Cash and cash equivalents		$ 365,628
Cash and securities segregated under federal and other regulations		215,888
Securities purchased under agreements to resell		6,815,816
Securities owned:		
Pledged as collateral	$ 1,765,073	
Unencumbered	213,695	1,978,768
Securities borrowed		266,244
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		330,609
Receivables from related parties		4,699
Fixed assets, net		5,580
Other assets		3,705
Total assets		$ 9,986,937
Liabilities, subordinated borrowings and partners' capital		
Securities sold, not yet purchased		$ 1,223,084
Securities sold under agreements to repurchase		7,718,838
Securities loaned		105,662
Payables to broker-dealers, clearing organizations, customers and related broker-dealers		368,879
Accrued compensation		39,562
Accounts payable and accrued liabilities		10,232
Payables to related parties		13,758
Total liabilities		9,480,015
Commitments and contingencies *(Note 6)*		
Subordinated borrowings		255,000
Partners' capital:		
General partner		249,403
Limited partner		2,519
Total partners' capital		251,922
Total liabilities, subordinated borrowings and partners' capital		$ 9,986,937

See notes to the statement of financial condition.

Cantor Fitzgerald & Co.

Notes to Statement of Financial Condition

December 31, 2013

1. General and Summary of Significant Accounting Policies

Description of Business

Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the State of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers. The Partnership is a primary dealer in U.S. government securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%) the managing general partner, CFLP CF&Co. I Holdings, L.P. (1%) the limited partner, both of which are indirect wholly owned subsidiaries of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and Cantor Fitzgerald Group Management CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Revenue Recognition

The Partnership derives its revenues primarily through commissions, principal transactions from brokerage services and fees from investment banking and advisory services.

1. General and Summary of Significant Accounting Policies (continued)

Principal Transactions, net – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Certain trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenues earned from principal transactions represent the spread between the buy and sell price of the security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of principal transactions are marked to market on a daily basis.

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and related expenses are recognized on a trade date basis.

Investment Banking and Advisory Services, Net – Investment banking and advisory services includes underwriting revenues, fees for controlled equity offerings, and merger and acquisition advisory services which are accrued when services for the transactions are substantially complete.

Interest Income and Expense – The Partnership recognizes contractual interest on Securities owned and Securities sold, not yet purchased, on an accrual basis as a component of Interest income and expense. Interest on derivative trading transactions and dividends are included as part of the fair value of these contracts and are not recognized as a component of interest income or expense. The Partnership accounts for short-term and long-term borrowings on an accrual basis with related interest recorded as Interest expense. In addition, the Partnership recognizes interest income related to Securities borrowed and Securities purchased under agreements to resell and Interest expense related to the Securities loaned and Securities sold under agreements to repurchase on an accrual basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

1. General and Summary of Significant Accounting Policies (continued)

Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of introducing brokers and dealers under the Commodity Exchange Act and Securities Exchange Commission ("SEC") Act of 1934.

Securities Transactions

Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and Securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Fair Value

The Financial Accounting Standards Board ("FASB") issued guidance on fair value measurement that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

1. General and Summary of Significant Accounting Policies (continued)

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership separates Securities owned and Securities sold, not yet purchased into two categories: cash instruments and derivative contracts.

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

- Derivative Contracts – Derivative contracts can be exchange–traded or OTC. Exchange–traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange–traded derivatives using the closing price from the exchange. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market–based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic options, certain futures and To Be Announced mortgage backed securities ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 1 or 2 of the fair value hierarchy.

1. General and Summary of Significant Accounting Policies (continued)

Securities Sold Under Agreements to Repurchase and Securities Purchased Under Agreements to Resell

Securities sold under agreements to repurchase ("repurchase agreements") and Securities purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership nets certain repurchase agreements and reverse repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities

Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. Fees received or paid in connection with these activities are recorded as Interest income or Interest expense, respectively, and are recognized over the life of the transaction. The Partnership monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions

1. General and Summary of Significant Accounting Policies (continued)

which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities. Payables to customers also include amounts due on customer margin deposits and free credit balances.

Fixed Assets, Net

Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight–line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with FASB guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight–line basis.

Income Taxes

Income taxes are accounted for under FASB guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its

1. General and Summary of Significant Accounting Policies (continued)

ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

Compensation Arrangements

CFLP provides awards to certain employees of the Partnership in the form of grant units in CFLP ("grant units"). Grant units entitle the employees to participate in quarterly distributions of CFLP's income and to receive certain post-termination payments. Grant units are accounted for as post-termination liability payments under FASB guidance, which requires that the Partnership record an expense, for the change in value of the post-termination liability, for such awards at each reporting period.

Recently Adopted Accounting Pronouncements

In December 2011, the FASB issued guidance on *Disclosures about Offsetting Assets and Liabilities*, which requires entities to disclose information about offsetting and related arrangements to enable users of financial statements to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set-off. This FASB guidance became effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance did not have a material impact on the Partnership's statement of financial condition.

2. Fair Value Measurement

The Partnership's Securities owned and Securities sold, not yet purchased consisted of the following (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
As of December 31, 2013		
Agency mortgage backed securities	$ 900,706	$ 15,852
US government agencies	482,364	464,941
Corporate bonds	247,644	62,590
US government treasuries	212,626	544,525
Equities	128,323	135,080
Municipal bonds	6,243	–
Futures	792	1
Equity options	70	95
Total	$ 1,978,768	$ 1,223,084

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2013 (in thousands):

	Assets at Fair Value at December 31, 2013			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Securities owned:				
Agency mortgage backed securities	$ –	$ 900,706	$ –	$ 900,706
US government agencies	–	482,364	–	482,364
Corporate bonds	–	247,644	–	247,644
US government treasuries	212,626	–	–	212,626
Equities	128,323	–	–	128,323
Municipal bonds	–	6,243	–	6,243
Futures	792	–	–	792
Equity options	70	–	–	70
Total	$ 341,811	$ 1,636,957	$ –	$ 1,978,768

2. Fair Value Measurement (continued)

	Liabilities at Fair Value at December 31, 2013			
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
Securities sold, not yet purchased:				
Agency mortgage backed securities	$ –	$ 15,852	$ –	$ 15,852
US government agencies	–	464,941	–	464,941
Corporate bonds	–	62,590	–	62,590
US government treasuries	544,525	–	–	544,525
Equities	135,080	–	–	135,080
Futures	1	–	–	1
Equity options	95	–	–	95
Total	$ 679,701	$ 543,383	$ –	$ 1,223,084

The following tables show the gross and net amounts of recognized assets and liabilities at December 31, 2013 (in thousands):

				Gross Amounts Not Offset		
Assets	Gross Amounts	Gross Amounts Offset	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
TBAs	$ 3,502	$ –	$ 3,502	$ –	$ –	$ 3,502
Futures	792	–	792	–	–	792
Equity options	70	–	70	–	–	70
Securities purchased under agreements to resell	11,810,573	4,994,757	6,815,816	6,815,816	–	–
Securities borrowed	516,244	250,000	266,244	266,244	–	–
Total	$ 12,331,181	$ 5,244,757	$ 7,086,424	$ 7,082,060	$ –	$ 4,364

2. Fair Value Measurement (continued)

Liabilities	Gross Amounts	Gross Amounts Offset	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset: Financial Instruments	Gross Amounts Not Offset: Cash Collateral Received	Net Amount
TBAs	$ 999	$ –	$ 999	$ –	$ –	$ 999
Equity options	95	–	95	–	–	95
Futures	1	–	1	–	–	1
Securities sold under agreements to repurchase	12,963,595	5,244,757	7,718,838	7,718,838	–	–
Securities loaned	105,662	–	105,662	105,662	–	–
Total	$ 13,070,352	$ 5,244,757	$ 7,825,595	$ 7,824,500	$ –	$ 1,095

Derivative Contracts

The Partnership does not designate any derivative contracts as hedges for accounting purposes. FASB guidance requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to setoff exists under an enforceable netting agreement. The derivative contracts are recorded as part of Securities owned and Securities sold, not yet purchased in the statement of financial condition as follows (in thousands):

Description	As of December 31, 2013: Notional Amount	Assets	Liabilities
TBAs	$ 1,205,110	$ 3,502	$ 999
Futures	612,976	792	1
Equity options	3,724	70	95

The fair value of TBAs are included in Agency mortgage backed securities in the Securities owned and Securities sold, not yet purchased table and the fair value hierarchy tables above.

3. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Related Broker–Dealers

At December 31, 2013, Receivables from and Payables to broker–dealers, clearing organizations, customers and related broker–dealers include (in thousands):

As of December 31, 2013	Receivables	Payables
Customers	$ 114,059	$ 227,683
Pending trades	83,478	–
Contract values of fails to deliver/receive	62,041	106,915
Clearing organizations	61,666	29,406
Accrued commissions receivable, net	4,949	–
Other receivables/payables from broker–dealers and related broker–dealers	4,416	4,875
Total	$ 330,609	$ 368,879

A portion of these receivables and payables are with Cantor and CastleOak Securities, L.P. ("CastleOak"), an affiliate of CFLP (see Note 7, "Related Party Transactions," for additional information related to these receivables and payables).

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2013 have subsequently settled at the contracted amounts.

Receivables from and Payables to broker–dealers and clearing organizations primarily represent amounts due on undelivered mortgage backed securities, government securities, equities and corporate bonds and cash on deposit with clearing organizations.

Receivables from and Payables to customers include amounts due on cash transactions. At December 31, 2013, the Partnership did not have any margin loans outstanding with customers.

4. Securities Financing Transactions

At December 31, 2013, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker–dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2013, the fair value of such collateral was $7.6 billion. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $7.9 billion was loaned to counterparties. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2013, collateral of $1.0 billion had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets, Net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2013
Leasehold improvements and other fixed assets	$ 11,005
Computer and communication equipment	4,058
Software, including software development costs	2,021
	17,084
Less: accumulated depreciation and amortization	11,504
Fixed assets, net	$ 5,580

6. Commitments, Contingencies and Guarantees

Leases

The Partnership is obligated for minimum rental payments under various non–cancellable leases, principally for office space, expiring at various dates through 2024. As of December 31, 2013, the minimum lease payments under these arrangements were as follows (in thousands):

	Minimum Lease Payments
Years Ending December 31,	
2014	$ 1,660
2015	1,241
2016	962
2017	595
2018	446
2019 and thereafter	1,401
Total	$ 6,305

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearing organizations and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing organizations or exchange, all other members would be required to meet the shortfall. The Partnership has entered into guarantees on behalf of BGC Partners, Inc. ("BGCP") for European-based brokers engaging in interest rate swap transactions with U.S.-based counterparties for regulatory purposes. BGCP is required to indemnify the Partnership for the amounts paid on behalf of BGCP pursuant to this arrangement. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

6. Commitments, Contingencies and Guarantees (continued)

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

On March 9, 2012, a purported derivative action was filed in the Supreme Court of the State of New York, County of New York captioned International Painters and Allied Trades Industry Pension Fund, etc. v. Cantor Fitzgerald, L.P., CF Group Management, Cantor Fitzgerald & Co., BGC Partners, Inc. ("BGCP") and its directors, Index No. 650736-2012, which suit alleges that the terms of the April 1, 2010 8.75% Convertible Notes issued to Cantor were unfair to BGCP, BGCP's Controlled Equity Offerings unfairly benefited Cantor at BGCP's expense and the August 2011 amendment to the change in control agreement of Mr. Lutnick was unfair to BGCP. It seeks to recover for BGCP unquantified damages, disgorgement of payments received by defendants, a declaration that the 8.75% Convertible Notes are void and attorneys' fees (the "New York Complaint"). On April 2, 2012, a purported derivative action was filed in the Court of Chancery of the State of Delaware captioned Samuel Pill v. Cantor Fitzgerald L.P., CF Group Management, Cantor Fitzgerald & Co., BGCP and its directors, Civil Action No. 7382-CS, which suit made similar allegations to the New York Complaint, and seeks the same relief (the "Delaware Complaint"). On April 12, 2012, the Delaware Complaint was subsequently amended to delete any claim for relief in connection with the 8.75% Convertible Notes. On June 8, 2012, Defendants filed a motion simultaneously in New York and Delaware requesting that the two actions proceed in one forum. In response to Defendants' motion, Plaintiff Samuel Pill voluntarily dismissed the Delaware action, without prejudice, in the Court of Chancery in the State of Delaware on June 19, 2012. On the same date, Plaintiff Pill refiled his complaint in the Supreme Court of the State of New York, County of New York, captioned Samuel Pill v. Cantor Fitzgerald, L.P., CF Group Management, Cantor Fitzgerald & Co., BGCP and its directors, Index No. 652126-2012. The two actions filed in New York were consolidated on August 27, 2012. Defendants filed a motion to dismiss the consolidated action on August 10, 2012, and it was granted September 23, 2013. Thereafter, Plaintiffs filed a motion to reargue on October 15, 2013. Defendants filed their opposition to the motion on October 22, 2013, and Plaintiffs filed a reply brief on October 29, 2013. Oral argument on the motion is scheduled for March 12, 2014. The Partnership believes that Plaintiffs' allegations are without merit and intends to continue to defend against them vigorously.

6. Commitments, Contingencies and Guarantees (continued)

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership's financial condition.

Risks and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing

The Partnership has a commitment to provide a subordinated revolving line of credit of up to $10.0 million to CastleOak. At December 31, 2013, there was an outstanding balance of $3.0 million which is included in Receivables from related parties in the statement of financial condition. The scheduled maturity date on the borrowing is February 28, 2016.

At December 31, 2013, in connection with its financing activities, the Partnership had commitments to enter into or extend resale agreements. At December 31, 2013, there were $0.7 billion in repurchase commitments and $2.2 billion in resale commitments.

7. Related-Party Transactions

The Partnership's Receivables from and Payables to related parties represent uncollateralized advances and amounts due to related parties for support services provided.

The Partnership provides clearing and settlement services for a fee, under contractual agreements, with Cantor affiliates and CastleOak.

The Partnership has a commitment to provide a subordinated revolving line of credit to CastleOak and also has entered into guarantees on behalf of BGCP. See Note 6 ("Commitments, Contingencies, and Guarantees") for further detail related to these transactions.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, operations, human resources and legal services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGCP, BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. These employee loans are recorded at historical value and are amortized using the straight-line method over the forgiveness period, which is generally two or three years.

8. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of CFLP's income and to receive post–termination payments equal to the notional value of the grant generally in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during the period of requisite service up to four years. Under FASB guidance the grant units are re–measured at the end of every reporting period, and accordingly, any changes in the fair value of such post–termination payments are allocated to the Partnership.

9. Regulatory Requirements

As a registered broker–dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3–1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.0 million, or 2% of aggregate debit balances arising from customer transactions, plus excess margin collected on resale agreements, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. At December 31, 2013, the Partnership had net capital, as defined, of $284.4 million, which was $278.0 million in excess of its required net capital.

The Partnership is also subject to the SEC Customer Protection Rule ("Rule 15c3–3"). For the December 31, 2013 customer reserve computation, the Partnership segregated qualified securities with a contract value of $52.3 million into a special reserve account in addition to $150.0 million in cash and money markets for the exclusive benefit of customers.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3–3. For the December 31, 2013 PAIB reserve computation, the Partnership segregated qualified securities with a contract value of $7.1 million into a special reserve account for the exclusive benefit of PAIB customers.

As a registered futures commission merchant, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2013, assets segregated, secured and held in separate accounts totaled $6.3 million, all of which was cash and exceeded requirements by $5.0 million.

10. Financial Instruments and Off–Balance Sheet Risk

Trading Activities

The Partnership's trading activities include providing securities brokerage services to institutional clients and other broker-dealers. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, options and warrants.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to purchase long inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities in the statement of financial condition. The Partnership is exposed to the risk that potential market price changes may cause the ultimate asset or liability for such commitments to differ from the amount recognized in the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars, and caps. However, the Partnership may, from time to time, enter into foreign exchange forwards, TBAs and futures contracts to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory against interest and foreign currency fluctuations. The Partnership also enters into option contracts to facilitate customer transactions and to hedge against adverse market fluctuations of equity investments.

Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker–dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non–performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets,

10. Financial Instruments and Off–Balance Sheet Risk (continued)

which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non–performance by counterparties. The Partnership has a policy of periodically reviewing the creditworthiness of each counterparty with which it conducts business.

Customer Activities

The Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to risk in the event a customer is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

11. Collateralized Borrowings

The Partnership has a $200.0 million committed, secured bank facility that permits the Partnership to finance a broad array of US fixed income and equity securities. The facility is structured as a 364 day senior secured revolving credit facility involving three banks participating in equal amounts. The borrowings are guaranteed by CFLP. The facility is used on a regular basis to finance inventory. The facility was set to mature on January 6, 2014, but was renewed for 364 days and now matures on February 5, 2015. There were no borrowings outstanding under the facility at December 31, 2013. The interest rate on this facility is one month LIBOR plus 175 basis points.

12. Subordinated Borrowings

During September 2010, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $0.5 million and $49.5 million, respectively. The rate of interest on both borrowings is three month LIBOR plus 600 basis points, maturing September 10, 2014.

During June 2011, the Partnership entered into an additional two subordinated borrowing agreements with CFLP and CFS in the amounts of $1.3 million and $128.7 million, respectively. The rate of interest on both borrowings is three month LIBOR plus 600 basis points, maturing June 15, 2016.

During December 2013, the Partnership entered into a subordinated borrowing agreement with CFLP in the amount of $75.0 million. The rate of interest on the borrowing is three month LIBOR plus 600 basis points, maturing December 31, 2016.

These borrowings are subordinated to the claims of general creditors, approved by the Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

13. Income Taxes

As of December 31, 2013, the Partnership had net deferred tax assets of $1.9 million, which consists primarily of book-tax differences related to grant units and forgivable loans. The Partnership had an effective tax rate of 1.8%, which is different from the NYC UBT statutory rate of 4.0% due primarily to business income allocated to outside NYC, return-to-provision adjustments, and release of tax positions for years that are no longer under audit.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2013. As of December 31, 2013, the Partnership did not accrue any interest or penalties. The Partnership is not presently under examination by the United States federal, state or local income tax authorities, and is no longer subject to examination by taxing authorities for the years prior to 2010, 2002, and 2002, respectively.

14. Subsequent Events

During February 2014, the Partnership extended its secured bank facility which will now mature on February 5, 2015, at an interest rate of one month LIBOR plus 175 basis points (see Note 11, "Collateralized Borrowings," for further information regarding the secured bank facility).

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.